April 7, 2006

Mail Stop 3561

via U.S. mail and facsimile

Goeffrey O`Neill, President
1010 University Avenue
Suite 40
San Diego, CA 92103

Re: Frezer, Inc.
       Registration Statement on Form 10-SB, Amendment 4
       Form 10-KSB for the Year ended December 31, 2006
       Filed February 24, 2006
       File No. 0-51336

Dear Mr. O`Neill:

      We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4.  Security Ownership of Certain Beneficial Owners and
Management, page 11
1. Please include in the table the addresses of the beneficial owners.
2. Revise the disclosure to clarify whether or not Dr. Koos had served his 18 month suspension related to the Everen Securities matter, and if so, the dates on which such suspension was served. If the suspension was not served, please describe why such suspension was not served.

Item 5. Directors, Executive Officers, Promoters and Control
Persons,
page 11
3. Please ensure that the first paragraph of Mr. Koo`s biographical information contains all of his business experience during the past five years, including his prior involvement with Cell Bio-Systems, Inc. We note that you have included Cell Bio-Systems, Inc. in the five-year table at the end of the section.
4. The title of the article cited in footnote one (1) on page 16 differs from the title that you had previously provided for us where the first word was "Induction."

Exhibit
5. We request that you revise the amended Exhibit 99-1 because the document continues to contain inconsistencies. It states:
"Shares
of FREZER, Inc. common stock will be distributed to holders of Bio-
Matrix Scientific Group, Inc. common stock of record as of the close of business on May 31, 2005, which will be the record date." However, the document later states that the distribution date is June
15, 2005, which is consistent with the prospectus.

Form 10-KSB for the year ended December 31, 2005

General
6. Please update the Form 10-KSB for the year ended December 31,
2005
to be consistent with the above comments regarding the Form 10-SB.

Recent Sales of Unregistered Securities, page 10
7. On page 11 of the Form 10-KSB, please identify the consultant to whom you issued common stock in December 2005 and describe the services provided. Also, discuss the nature and availability of information about the company to which the consultant had access.
8. In this section, please provide the information from Note 8 of the financial statements regarding the February 23, 2006 issuance by the company of an additional 187,500 shares to various consultants assisting the company with its business model implementation. Also, disclose the section of the Securities Act or the rule of the Commission under which you claimed exemption from registration, and ensure that you have provided all the facts relied upon to make the exemption available. In addition, discuss the nature and availability of information about the company to which the consultant had access.

Item 8A.  Controls and Procedures, page 24
9. In this section please identify your principal executive and financial officers to whom you have attributed the disclosure regarding the following: the conclusions about the effectiveness of the disclosure controls and procedures; and the fact that there have been no significant changes in your internal controls over financial reporting.

Exhibits
10. Please ensure that you have filed all of the required exhibits.
We note that you have issued shares in May, November and December of
2005, that is, during the reporting period for this Form 10-KSB, but that you have not filed any material agreements in connection with these sales.

Closing Comments

	Please file amended Form10-KSB within 10 business days of the date of our comment letter.

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Babette Cooper at (202) 551-3396 if you have questions regarding the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

      Sincerely,



       John D. Reynolds
       Assistant Director
       Office of Emerging Growth Companies

cc:  David R. Koos
	By facsimile to 619-330-2328

Goeffrey O'Neill
Frezer, Inc.
April 7, 2006
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